ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Professionally Managed Portfolios		87054115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 30, 2015	March 15, 2015 to March 15, 2016	/S/ Joseph Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	TCM Small-Mid Cap Growth Fund, a series fund of:
Professionally Managed Portfolios, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00(1/02)